SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange act 1934**

October 17, 2003
(Date of report/date of earliest event reported)

CONSUMERS BANCORP, INC.

(Exact name of registrant as specified in its charter)

OHIO	033-79130	34-1771400
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

614 East Lincoln Way
P.O. Box 256
Minerva, Ohio 44657
(Address of principal executive offices)

(330) 868-7701
(Issuer's telephone number)

N/A
(Former name of former address, if changes since last report)

TABLE OF CONTENTS

Item 7. Financial Statements and Exhibits
SIGNATURES
EX-99.1 Press Release

Item 7. Financial Statements and Exhibits

c. Exhibits 99.1 Press Release dated October 17, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Consumers Bancorp Inc.

Date: October 17, 2003   /s/ Steven L Muckley

Steven L. Muckley, Chief Executive Officer